

February 3, 2012

Via E-mail
Jean Bua, Chief Financial Officer
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886

Re: **NetScout Systems, Inc.**
             Form 10-K for the Fiscal Year Ended March 31, 2011
             Filed May 27, 2011
             File No. 000-26251

Dear Ms. Bua:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.   Please tell us how you considered including quantitative and qualitative analysis of material trends and uncertainties. For example, without limitation, it is unclear what impact management believes your LTE rollout and expansion into the wireless industry will have on your operations and financial condition. Your management's discussion and analysis should give readers a view of the company through the eyes of management. See SEC Release 34-48960, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Part III (Incorporated By Reference from Schedule 14A Filed on July 26, 2011)

Compensation and Other Information Concerning Directors and Executive Officers, page 36

General

2.   Please explain to us why the amounts in the Restricted Stock Unit Awards ("RSUs")
        column in your Summary Compensation Table are inconsistent and are much less than
        the figures included in the Grant Date Fair Value of Stock and Option Awards column in
        your Grants of Plan-Based Awards table and the Market Value of Shares or Units of
        Stock that Have Not Vested column for the grants made in 2010 in your Outstanding
        Equity Awards table. Also, please clarify whether the RSUs included in your Summary
        Compensation Table are listed at the aggregate grant date fair value computed in
        accordance with FASB ASC Topic 718. See Item 402(c)(2)(v) of Regulation S-K.

Director Compensation Table for Fiscal Year 2011, page 40

3.   Please clarify whether the restricted stock awards granted to your non-executive directors
        included in your Director Compensation Table for Fiscal Year 2011 are listed at the
        aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See
        Item 402(k)(2)(iii) of Regulation S-K. Also, please provide the grant date and the
        aggregate number of the RSUs for each non-executive director, pursuant to the
        Instruction to Item 402(k)(2)(iii) and (iv). You disclose on page 40 of your proxy
        statement that your directors receive RSUs valued at $60,000; however, it is unclear
        whether this relates to fiscal year 2011, as the director compensation table lists $88,234 in
        stock awards for each director in fiscal year 2011. Please advise.

Compensation Decision Processes, page 48

4.   Your disclosure on page 49 of your proxy statement indicates that your NEOs are
        "eligible for bonuses only after NetScout meets or exceeds company-wide revenue and
        EPS targets, except for Mr. Downing…." Your disclosures in the Individual
        Performance table on pages 50 and 51 indicate that the company met "revenue target
        range and exceeded EPS target." Your disclosures on pages 53 and 54 indicate that not
        all revenue targets were met, resulting in a lower bonus accrual "significantly below the
        total eligible bonus target." Thus, it is unclear whether the company-wide threshold
        revenue targets were met that would allow your NEOs to be eligible for the incentive-
        based compensation cash awards. Please explain these discrepancies, clarify what you
        mean by "revenue target range," and tell us whether there are multiple revenue or EPS
        targets.

5.   Please provide us a description or clarification of what you mean by "(non-GAAP) revenue and EPS" performance targets for your short term incentive plan described on pages 49 through 51. Is it unclear whether the "non-GAAP" reference also refers to EPS and how your non-GAAP financial measures deviate from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K for guidance. Please confirm that you will provide disclosure to this effect in future filings.

Fiscal 2011 Equity Award, page 53

6.   Please provide us substantive analysis and insight in how your compensation committee determined to grant Mr. Singhal the RSUs that are equal to 76,222 shares of your common stock. Also, while you disclose why you determined to issue your other NEOs RSUs on pages 55 to 56, please explain to us how your compensation committee determined the specific amounts.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

7.   We note that you separately disclose excess tax benefit from stock options exercised in the cash flows from financing activities section. Please tell us whether you have classified the corresponding cash outflow within the cash flows from operating activities section and how you considered separately disclosing this amount pursuant to ASC 230-10-45-17(c). Additionally, please clarify whether other types of equity awards, such as RSUs, impact the amount of excess tax benefit presented.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

8.   We note your disclosure that for multi-element arrangements comprised of only hardware products and related services, you allocate the total transaction based on each element's relative fair value compared to the total fair value of all of the elements. Please tell us how your allocation method is consistent with the relative selling price method discussed in ASU No. 2009-13 considering the term "fair value" is no longer referred to within this guidance.

9.   We also note your disclosure that each element's fair value is based on management's best estimate of selling price paid by customers based on the element's historical pricing. Please provide a more detailed description of your policy and describe how it complies with ASC 605-25. In this regard, it is unclear whether the historical pricing used

represents separate sales of your products on a standalone basis or whether is it used in addition to other factors, inputs, assumptions and methods in determining an estimated selling price. Additionally, please update your disclosure in future flings as necessary. Refer to ASC 605-25-50-2(e).

10.   We note your disclosure on page 11 that in recent years you have delivered major product upgrades across your product line. Please tell us whether these major upgrades are included in your customer support agreements with your customers and if so, please explain to us, in detail, how you determined that these major upgrades were considered upgrades rather than additional products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief